BROWN, LISLE/CUMMINGS, INC.

FINANCIAL STATEMENTS

December 31, 2017

CONTENTS

BATCHELOR
FRECHETTE
McCRORY
MICHAEL & CO.
CERTIFIED PUBLIC ACCOUNTANTS
& BUSINESS CONSULTANTS

Edward F. McCrory
Jean Saylor
Michael S. Resnick
Stephen G. Noyes

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders
Brown, Lisle/Cummings, Inc.
Providence, Rhode Island

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Brown, Lisle/Cummings, Inc. (the Company) as of December 31, 2017, and the related statements of income, changes in stockholders' equity and cash flows for the year then ended, and the related notes to the financial statements (collectively, the financial statements). In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit including performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

-1-

An independently owned member
RSM US Alliance

RSM

RSM US Alliance member firms are separate and independent businesses and legal entities that are responsible for their own acts and omissions, and each are separate and independent from RSM US LLP. RSM US LLP is the U.S. member firm of RSM International, a global network of independent audit, tax, and consulting firms. Members of RSM US Alliance have access to RSM International resources through RSM US LLP but are not member firms of RSM International.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Supplemental Information

The supplementary information contained in Schedules I, II, III and IV (the Supplemental Information) has been subjected to audit procedures performed in conjunction with the audit of Brown, Lisle/Cummings, Inc.'s financial statements. The Supplemental Information is the responsibility of Brown, Lisle/Cummings, Inc.'s management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplementary information contained in Schedules I, II, III and IV is fairly stated, in all material respects, in relation to the financial statements as a whole.

Batchelor, Frechette, McCrory, Michael & Co.

We have served as the Company's auditor since 1987

Providence, Rhode Island
February 12, 2018

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 12716

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 AND ENDING 12/31/17

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Brown, Lisle/Cummings, Inc.**

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

One Turks Head Place - Suite 800

(No. and Street)

Providence	RI	02903
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
David A. Izzi   (401) 421-8900

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Batchelor, Frechette, McCrory, Michael & Co.

(Name – *if individual, state last, first, middle name*)

40 Westminster Street	Providence	RI	02903
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

 Certified Public Accountant

 Public Accountant

 Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, David A. Izzi _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Brown, Lisle/Cummings, Inc. _____ , as of December 31 _____ , 20 17 ____ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

President & Treasurer
_____
Title

_____
Notary Public

My Commission Expires 11/6/19

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BROWN, LISLE/CUMMINGS, INC.

STATEMENT OF FINANCIAL CONDITION
December 31, 2017

ASSETS

Cash and cash equivalents	$	290,273
Receivables from clearing organizations		78,957
Prepaid expenses		42,285
Furniture and office equipment, at cost, less accumulated depreciation $98,502		17,489
Escrow deposit		50,000
	$	479,004

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES

Accrued pension contributions	$	147,637
Accrued payroll withholdings and taxes		56,475
Accrued expenses		24,892
		229,004

STOCKHOLDERS' EQUITY

Common stock, no par value, authorized 400 shares; issued 257 shares		257,000
Retained earnings		50,000
		307,000
Less cost of treasury stock, 57 shares		(57,000)
		250,000
	$	479,004

See Notes to Financial Statements

BROWN, LISLE/CUMMINGS, INC.

STATEMENT OF INCOME
Year Ended December 31, 2017

REVENUES		
Commissions	$	2,436,640
Gain on firm securities trading accounts		58,370
Sale of investment company shares		460,383
Fees for account supervision, investment advisory and administrative services		559,821
Other revenue		15,605
		3,530,819
EXPENSES		
Stockholder officers' compensation and benefits		1,911,015
Employee compensation and benefits		1,026,773
Commissions paid to other broker/dealers		179,631
Regulatory fees and expenses		30,599
Other operating expenses		332,801
		3,480,819
NET INCOME	$	50,000

BROWN, LISLE/CUMMINGS, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
Year Ended December 31, 2017

	Capital Stock Common		Treasury Stock		Retained Earnings		Total	
Balances at January 1, 2017	$	257,000	$	(57,000)	$	50,000	$	250,000
Distributions		-		-		(50,000)		(50,000)
Net income		-		-		50,000		50,000
Balances at December 31, 2017	$	257,000	$	(57,000)	$	50,000	$	250,000

BROWN, LISLE/CUMMINGS, INC.

STATEMENT OF CASH FLOWS
Year Ended December 31, 2017

CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$	50,000
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation		10,075
Changes in assets and liabilities:		
Increase in:		
Receivables from clearing organizations		23,807
Prepaid expenses		2,096
Increase (decrease) in:		
Accrued pension contributions		9,278
Accrued payroll withholdings and taxes		(32,602)
Accrued expenses		(39,090)
Net cash provided by operating activities		23,564
CASH FLOWS FROM INVESTING ACTIVITY		
Capital expenditures		(16,420)
Net cash used in investing activity		(16,420)
CASH FLOWS FROM FINANCING ACTIVITY		
Distributions to shareholders		(50,000)
Net cash used in financing activity		(50,000)
Net decrease in cash and cash equivalents		(42,856)
CASH AND CASH EQUIVALENTS		
Beginning		333,129
Ending	$	290,273

See Notes to Financial Statements

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BROWN, LISLE/CUMMINGS, INC.

NOTES TO FINANCIAL STATEMENTS
December 31, 2017

Note 1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of business: Brown, Lisle/Cummings, Inc. (The Company), located in Providence, Rhode Island, is a broker/dealer engaged in the sale of securities to customers located mainly on the East Coast.

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer and promptly transmit all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

A summary of the Company's significant accounting policies follows:

Recent financial reporting pronouncements: In May 2014 and in subsequent amendments, the Financial Accounting Standards Board (FASB) issued ASU No. 2014-09 which amended the Revenue from Contracts with Customers (Topic 606) of the Accounting Standards Codification. The core principle of the new guidance is that an entity should recognize revenue to reflect the transfer of goods and services to customers in an amount equal to the consideration the entity receives or expects to receive. The guidance will be effective for the Company for annual periods beginning after December 15, 2017. The Company is currently evaluating the impact on its financial statements.

In February 2016, FASB issued ASU No. 2016-02, Leases (Topic 842), which provides guidance for accounting for leases. The new guidance requires organizations to recognize the assets and liabilities for the rights and obligations created by leased assets, initially measured at the present value of the lease payments. The accounting guidance for lessors is largely unchanged. The ASU is effective for annual periods beginning after December 15, 2018. The Company is currently evaluating the impact this guidance will have on the Company's financial statements.

Income recognition: Securities transactions and the related commission revenues and expenses are recorded on a settlement date basis, which is generally the second business day following the date a transaction is executed. The effect of transactions executed but not yet settled is not significant.

Investment advisory income: Investment advisory fees are received quarterly but are recognized as earned on a pro rata basis over the term of the contract.

Property, equipment and depreciation: Property and equipment are stated at cost. Depreciation is computed using both straight-line and accelerated methods for financial reporting purposes and is based on estimates of useful lives, ranging from 5 to 10 years. The depreciation expense for the year ended December 31, 2017 was $10,075 and accumulated depreciation at December 31, 2017 was $98,502.

Note 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income taxes: The Company is an S Corporation within the meaning of Internal Revenue Code Section 1361. Under this provision, profits are, with certain exceptions, taxed directly to the stockholders in proportion to their percentage of ownership.

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, *Income Taxes*. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

Management has determined there are no uncertain income tax positions.

Advertising costs: The Company charges advertising costs to expense as incurred. Advertising costs for the year ended December 31, 2017 were $1,675.

Use of estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Statement of cash flows: For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months, that are not held for sale in the ordinary course of business.

Note 2. FAIR VALUE

Fair Value Hierarchy

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a hierarchy of fair value inputs. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

Note 2. FAIR VALUE (CONTINUED)

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- *Level 1.* Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company can access at the measurement date.
- *Level 2.* Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly or indirectly.
- *Level 3.* Unobservable inputs for the asset or liability.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

The Company has no assets and liabilities measured at fair value on a recurring basis as of December 31, 2017.

Additional Disclosures About the Fair Value of Financial Instruments (Including Financial Instruments Not Carried at Fair Value)

GAAP requires disclosure of the estimated fair value of certain financial instruments, and the methods and significant assumptions used to estimate their fair values. Financial instruments within the scope of these disclosure requirements are included in the following table. Certain financial instruments that are not carried at fair value on the Statement of Financial Condition are carried at amounts that approximate fair value due to their short-term nature and generally negligible credit risk. These instruments include cash and cash equivalents, short-term receivables, and other liabilities.

Note 2. FAIR VALUE (CONTINUED)

The following table presents the carrying values and estimated fair values at December 31, 2017, of financial assets and liabilities, excluding financial instruments that are carried at fair value on a recurring basis, and information is provided on their classification within the fair value hierarchy.

	Carrying Value	Level 1	Level 2	Level 3	Total Estimated Fair Value
ASSETS					
Cash and cash equivalents	$ 290,273	$290,273	$ -	$ -	$ 290,273
Receivables from clearing organizations	78,957	-	78,957	-	78,957
Escrow deposit	50,000	50,000	-	-	50,000
	$ 419,230	$340,273	$ 78,957	$ -	$ 419,230
LIABILITIES					
Accrued pension contributions	$ 147,637	$ -	$147,637	$ -	$ 147,637
Accrued payroll taxes and withholdings	56,475	-	56,475	-	56,475
Accrued expenses	24,892	-	24,892	-	24,892
	$ 229,004	$ -	$ 229,004	$ -	$ 229,004

Note 3. EMPLOYEE PENSION PLANS

During 2010, the Company established a noncontributory 401(k) profit sharing plan. The Plan covers substantially all of its employees who have completed one year of service. The Plan's assets are held by T. Rowe Price Trust Co. Profit sharing contributions and safe harbor contributions for the year ended December 31, 2017 were $109,300 and $66,638, respectively.

Note 4. OPERATING LEASE

The Company leases certain office space under a noncancelable agreement which expires in 2020 and requires minimum annual rentals. Rental expense for the year ended December 31, 2017 was $121,647.

At December 31, 2017, future minimum lease payments for the office space were as follows:

Years ending December 31		
2018	$	126,585
2019		129,398
2020		21,566
	$	277,549

Note 5. CASH AND SECURITIES SEGREGATED UNDER FEDERAL AND OTHER REGULATIONS

The Company is exempt from segregated reserve bank accounts for the benefit of customers under Rule 15c3-3 as all transactions are cleared through another broker/dealer on a fully disclosed basis.

Note 6. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission (SEC) uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2017 the Company had net capital and net capital requirements of approximately $190,012 and $100,000, respectively. The Company's net capital ratio (aggregate indebtedness to net capital) at December 31, 2017 was 1.21 to 1.

Note 7. STATEMENT PURSUANT TO PARAGRAPH (d)(4) of RULE 17a-5

There are no material differences between the computation of aggregate indebtedness and net capital and that of the corresponding computation prepared by and included in the Company's unaudited Part IIA Focus Report filing as of December 31, 2017.

BROWN, LISLE/CUMMINGS, INC.

NOTES TO FINANCIAL STATEMENTS
December 31, 2017

Note 8.   NFS AGREEMENT

The Company has an agreement with National Financial Services, LLC (NFS). Under this agreement, NFS clears transactions on a fully disclosed basis for accounts of the Company and of the Company's customers, which are introduced by the Company and accepted by NFS. NFS maintains stock records and other records on a basis consistent with generally accepted practices in the securities industry and maintains copies of such records in accordance with the FINRA and SEC guidelines for record retention. NFS is responsible for the safeguarding of all funds and securities delivered to and accepted by it. NFS prepares and sends to customers monthly or quarterly statements of account. The Company does not generate and/or prepare any statements, billings or compilations regarding any account. The Company examines all monthly statements of account, monthly statements of clearing services, and other reports provided by NFS and notifies NFS of any errors. NFS charges the Company for clearing services. NFS also collects all commissions on behalf of the Company and makes payments to the Company for commissions.

The Company carries its receivable from NFS at cost. If a customer of the Company did not pay NFS a commission, the assets of that customer's account would be liquidated to cover any amount owed for the commission. Any shortfall between the value of the assets and the amount owed for the commission would have to be absorbed by the Company as bad debt. The Company has deemed an allowance for such a loss is unnecessary, since historically these losses have been minimal and immaterial.

The Company is required to maintain an escrow deposit account pursuant to the agreement with NFS. The balance of the escrow deposit account was $50,000 at December 31, 2017.

For the year ended December 31, 2017, revenues generated from NFS were approximately 97% of total revenues. At December 31, 2017, amounts due from NFS in accounts receivable totaled $78,957.

Note 9.   OFF-BALANCE-SHEET RISK AND CONCENTRATION OF CREDIT RISK

As discussed in Note 1, the Company's customer securities transactions are introduced on a fully-disclosed basis with a clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers of the Company and is responsible for collection and payment of funds and receipt and delivery of securities relative to customer transactions. The clearing broker/dealer will also execute trades when requested by the Company. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker/dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and that insure customer transactions are executed properly.

The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash. The amount on deposit at December 31, 2017 exceeded insurance limits by approximately $74,000.

BROWN, LISLE/CUMMINGS, INC.

NOTES TO FINANCIAL STATEMENTS
December 31, 2017

Note 10.   SUBSEQUENT EVENTS

Management has evaluated subsequent events through February 12, 2018, the date the financial statements were available to be issued, and determined that there have been no events that have occurred that would require adjustments to the financial statements.

BROWN, LISLE/CUMMINGS, INC.

SCHEDULE I

COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL
UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
As of December 31, 2017

AGGREGATE INDEBTEDNESS		
Payables:		
Accrued pension contributions	$	147,637
Accrued payroll withholdings and taxes		56,475
Accrued expenses		24,892
Total aggregate indebtedness	$	229,004
Minimum required net capital	$	100,000
NET CAPITAL		
Stockholders' equity	$	250,000
Deductions:		
Furniture and office equipment		17,489
Prepaid expenses		42,285
Cash		151
Haircuts on securities owned		63
Net capital		190,012
Minimum required net capital		100,000
Capital in excess of minimum requirement	$	90,012
Ratio of aggregate indebtedness to net capital		1.21 to 1

Note: There are no material differences between the preceding computation and the Company's corresponding unaudited Part II of Form X-17A-5 as of December 31, 2017.

BROWN, LISLE/CUMMINGS, INC.

SCHEDULE II

**COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENT
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
As of December 31, 2017**

The Company has been exempt from Rule 15c3-3 because all customer transactions are cleared through another broker/dealer, National Financial Services, LLC, on a fully disclosed basis.

BROWN, LISLE/CUMMINGS, INC.

SCHEDULE III

**INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER
RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
As of December 31, 2017**

All customer transactions are cleared through National Financial Services, LLC on a fully disclosed basis. Thus, testing of the system and procedures to comply with the requirement to maintain physical possession or control of customers' fully paid and excess margin securities was not applicable.

BROWN, LISLE/CUMMINGS, INC.

SCHEDULE IV

**SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION FOR
CUSTOMERS' REGULATED COMMODITY FUTURES AND OPTIONS ACCOUNTS
As of December 31, 2017**

SEGREGATION REQUIREMENTS	N/A
FUNDS ON DEPOSIT IN SEGREGATION	N/A

BROWN, LISLE/CUMMINGS, INC.

EXEMPTION REPORT

December 31, 2017

BATCHELOR
FRECHETTE
McCRORY
MICHAEL & CO.
CERTIFIED PUBLIC ACCOUNTANTS
& BUSINESS CONSULTANTS

Edward F. McCrory
Jean Saylor
Michael S. Resnick
Stephen G. Noyes

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders
Brown, Lisle/Cummings, Inc.
Providence, Rhode Island

We have reviewed management's statements, included in the accompanying Exemption Report, in which (a) Brown, Lisle/Cummings, Inc. identified the following provisions of 17 C.F.R. § 240.15c3-3(k) under which Brown, Lisle/Cummings, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3: (2)(ii) (the "exemption provisions") and (b) Brown, Lisle/Cummings, Inc. stated that Brown, Lisle/Cummings, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Brown, Lisle/Cummings, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Brown, Lisle/Cummings, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of 17 C.F.R. § 240.15c3-3.

Batchelor, Frechette,
McCrory, Michael & Co.

Providence, Rhode Island
February 12, 2018

RSM US Alliance

RSM US Alliance member firms are separate and independent businesses and legal entities that are responsible for their own acts and omissions, and each are separate and independent from RSM US LLP. RSM US LLP is the U.S. member firm of RSM International, a global network of independent audit, tax, and consulting firms. Members of RSM US Alliance have access to RSM International resources through RSM US LLP but are not member firms of RSM International.

BROWN LISLE CUMMINGS

Trusted Financial Guidance Since 1912

EXEMPTION REPORT
SEC Rule 17a-5(d)(4)

Brown, Lisle/Cummings, Inc.
One Turks Head Place - Suite 800
Providence, Rhode Island 02903
401-421-8900 / 800-457-4293
www.brownlc.com

January 1, 2018

The below information is designed to meet the Exemption Report criteria pursuant to SEC Rule 17a-5(d)(4):

- Brown, Lisle/Cummings, Inc. is a broker/dealer registered with the SEC and FINRA.
- Brown, Lisle/Cummings, Inc. claimed an exemption under paragraph (k)(2)(ii) of Rule 15c3-3 for the fiscal year ended December 31, 2017.
- Brown, Lisle/Cumming, Inc. is exempt from the provisions of Rule 15c3-3 because it meets conditions set forth in paragraph (k)(2)(ii) of the rule, of which, the identity of the specific conditions are as follows:

  > The provisions of the Customer Protection Rule shall not be applicable to a broker or dealer who, as an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with the clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Rule 17a-3 and Rule 17a-4 , as are customarily made and kept by a clearing broker or dealer.

- Brown, Lisle/Cummings, Inc. has met the identified exemption provisions in paragraph (k)(2)(ii) of Rule 15c3-3 throughout the period of January 1, 2017 through December 31, 2017 without exception.
- Brown, Lisle/Cummings, Inc. has not recorded any exceptions to the exemption provision in paragraph (k)(2)(ii) of Rule 15c3-3 for the period of January 1, 2017 through December 31, 2017.

The above statements are true and correct to the best of my and the Firm's knowledge.

David A. Izzi

David Izzi, President